

August 3, 2012

Via Email
Mr. Delbert Blewett
Chief Executive Officer
Canyon Gold Corp.
7810 Marchwood Place
Vancouver BC, Canada V5S 4A6

>   **Re: Canyon Gold Corp.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed July 20, 2012**
>   **File No. 333-177903**

Dear Mr. Blewett:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Relationships and Related Party Transactions, page 34

1.   We reissue comment three from our letter dated May 10, 2012. Please provide the disclosure required by Item 404(a)(5) of Regulation S-K for each debt transaction.

2.   Please disclose the total amount that has been paid to Mr. Blewett for office space. In addition, please explain why such payments are not included in the executive compensation section. Also, footnote three states that "these services are compensated as per a service agreement between the Company and related party executed on April 30, 2011, whereby the fee is based on the services provided and invoiced by related party on a monthly basis." Please disclose the material terms of this service agreement and the amounts paid under this agreement. In addition, include payments made under the agreement in the summary compensation table, and file the agreement as an exhibit.

3.   We note that Administration Agreement disclosed in footnote six to the financial statements. Please disclose the material terms of this agreement and provide the disclosure required by Item 404 of Regulation S-K. File the agreement as an exhibit.

4.   Please file the Settlement Agreement with EMC as an exhibit.

Executive Compensation, page 35

5.   We note that footnote one refers to disclosure through January 2012 for the fiscal year ended April 30, 2012. Please provide the disclosure for the full fiscal year, since that date has passed. In addition, please provide the information for the year ended 2012 for Mr. Schneider in the summary compensation table.

6.   Please reconcile the disclosure in the narrative before the summary compensation table with the disclosure in the table. Also, the disclosure refers to amounts paid to other former directors, but the table only reflects one former director. Please reconcile.

7.   Footnote six to the financial statements refers to a Service Agreement with Mr. Schneider. Please disclose the material terms in this section and file the agreement as an exhibit.

Financial Statements

Consolidated Statement of Stockholders' Deficit, page F-3

8.   Please reconcile the common stock and additional paid in capital amounts for the year ended April 30, 2011 to those amounts disclosed on your balance sheet.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jamie Kessel at (202) 551-3727 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman at (202) 551-3610 if you have questions regarding engineering and related matters. Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director